UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2006

Commission File Number: 0-50566

Sea Breeze Power Corp. ———————————————————————————————————
(Translation of registrant’s name into English)

British Columbia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Lobby Mail Box 91 14th Floor, 333 Seymour St. Vancouver, BC V6B 5A6
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

News Releases and Third Quarter Finacial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sea Breeze Power Corp.

Date: 04/28/2006	By:	Paul B. Manson
	Name:	Paul B. Manson
	Title:	President

EXHIBIT INDEX

Exhibit No.	Description

99.1	“Open Season” Report Submitted to FERC
99.2	Vancouver Island Cable – Regulatory Application Withdrawn
99.3	Sea Breeze and the District of Squamish Move Ahead with Wind Assessment
99.4	Financial Statements 3rd Quarter ending Sept 30, 2005
99.5	Management Discussion